Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                    Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Stikeman Elliott LLP

1155 René-Lévesque Blvd. West, 41st Floor

Montréal, Québec

H3B 3V2

Item 2                    Date of Material Change

March 12, 2019

Item 3                    News Release

On March 12, 2019, the Company issued a news release indicating the material change, which was disseminated on the GlobeNewswire news service.

Item 4                    Summary of Material Change

The Company announced that its board of directors formed a special committee of independent directors (the “Special Committee”) to review strategic options available to Aeterna Zentaris.  The Special Committee approved the engagement by the Company of Torreya, a global investment bank specializing in life sciences, as its financial advisor.

Item 5.1                 Full Description of Material Change

The Company announced that its board of directors has formed a Special Committee to review strategic options available to Aeterna Zentaris.

The Special Committee has approved the engagement by the Company of Torreya, a global investment bank specializing in life sciences, as its financial advisor.  Torreya is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of macimorelin outside of the United States and Canada, other monetization transactions relating to macimorelin or the potential sale of the company) which may create value for the company, its shareholders and other stakeholders.

There is no defined timeline for the strategic review.  The review of strategic alternatives may result in a variety of outcomes or no outcome and there can be no assurance that Aeterna Zentaris will pursue or execute any specific action or transaction.  Aeterna Zentaris currently does not intend to make any further announcements or comments regarding its review of strategic alternatives unless required by law.

Item 5.2                 Disclosure for Restructuring Transactions

Not applicable.

Item 6                    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                    Omitted Information

Not applicable.

Item 8                    Executive Officer

Further information regarding the matter described in this report may be obtained from Leslie Auld, Chief Financial Officer, at 843-900-3201 or IR@AEZSinc.com.

Item 9                    Date of Report

March 22, 2019